If you do not want to sell Fund interests at this time, please disregard this notice. This letter and attached information are simply notification of the Fund's tender offer.

March 27, 2020

Dear Investor:

We are writing to inform you of important dates relating to a tender offer by Grosvenor Registered Multi-Strategy Master Fund, LLC (the "Fund").  If you are not interested in tendering for repurchase your limited liability company interest in the Fund ("Interest") at this time, please disregard this notice.

Tender offer information
The tender offer period will begin on March 27, 2020, and will end at 12:00 midnight, Eastern Time, on April 24, 2020 (the “Expiration Date”).  The purpose of the tender offer is to provide liquidity to Investors who hold Interests in the Fund.  Interests may be repurchased by the Fund only by tendering them during one of the Fund's announced tender offers.

Should you wish to tender your Interest or a portion of your Interest, please complete and return the enclosed Letter of Transmittal either (i) by mail to Grosvenor Funds, c/o BNY Mellon TA Alternative Investment RIC Funds, 4400 Computer Drive, Westborough, MA 01581, or (ii) by e-mail to grosvenordeinvservices@bnymellon.com (please include the words "Grosvenor Fund Tender Documents" in the subject line).  The completed and executed Letter of Transmittal must be received by mail or e-mail prior to the Expiration Date.  The Fund recommends that all mailed documents be submitted by certified mail, return receipt requested.  If you do not wish to sell your Interests, simply disregard this notice.  NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

All requests to tender Interests must be received by the Fund in good order by the Expiration Date.

To learn more
If you would like to learn more about the tender offer, please refer to the attached Offer to Purchase document, which contains additional information.  If you have any questions regarding the tender offer or the Fund in general, please contact the Fund at (877) 355-1469.

Sincerely,

Grosvenor Registered Multi-Strategy Master Fund, LLC